AGL

05005218

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone +612 9922 0101
Facsimile +612 9922 8241

5 January 2005

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Attention: Mr Michael Coco

SUPPL

RECEIVED
2005 JAN 18 A 11: 01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

PROCESSED
JAN 18 2005
THOMSON
FINANCIAL

1/18

Issues Raised and Reported to the ASX

Period 1 December 2004 – 31 December 2004 (inclusive)

1 December 2004	Appendix 3B – New Issue
2 December 2004	Commerce Comm finds controls unnecessary on NGC Pipelines
2 December 2004	AGL Wines ESAA Award for Sustainability Report
10 December 2004	Further Update on NGC Sale
7 December 2004	Vector to Issue Takeover Offer to NGC Shareholders
14 December 2004	Notification of Receipt of NGC proceeds
17 December 2004	IPART Issues Draft Determination on AGL Gas Network

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/12/2004

TIME: 11:54:42

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - New Issue

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

THE AUSTRALIAN GAS LIGHT COMPANY

ABN

95 052 167 405

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**ORDINARY SHARES**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**176,079**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**FULLY PAID ORDINARY SHARES**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**
5	Issue price or consideration	**NIL**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**PURSUANT TO** **AGL SHARE REWARD PLAN** **AGL LONG-TERM INCENTIVE PLAN**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**18 NOVEMBER 2004** **19 NOVEMBER 2004**

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**456,576,944**	**FULLY PAID ORDINARY SHARES**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**NIL**	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**TO RANK EQUALLY WITH ALL OTHER SHARES ON ISSUE**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**NO**
12	Is the issue renounceable or non-renounceable?	**NOT APPLICABLE**
13	Ratio in which the +securities will be offered	**SHARE REWARD PLAN - $1,000 divided by weighted average market price for 5 days up to and including allotment date.** **LONG TERM INCENTIVE PLAN – Incentive amount divided by weighted average market price of AGL shares for the five days up to and including announcement of final results.**
14	+Class of +securities to which the offer relates	**ORDINARY SHARES**
15	+Record date to determine entitlements	**17 NOVEMBER 2004** **1 SEPTEMBER 2003** **1 SEPTEMBER 2004**

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**THERE IS ONLY ONE CENTRAL REGISTER**
17	Policy for deciding entitlements in relation to fractions	**AS PER TERMS AND CONDITIONS OF SHARE REWARD PLAN & LONG-TERM INCENTIVE PLAN**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**NOT APPLICABLE**
19	Closing date for receipt of acceptances or renunciations	**17 NOVEMBER 2004** **15 SEPTEMBER 2003** **15 SEPTEMBER 2004**
20	Names of any underwriters	**NIL**
21	Amount of any underwriting fee or commission	**NIL**
22	Names of any brokers to the issue	**NOT APPLICABLE**
23	Fee or commission payable to the broker to the issue	**NOT APPLICABLE**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**NOT APPLICABLE**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**NOT APPLICABLE**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**NOT APPLICABLE**

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**NOT APPLICABLE**
28	Date rights trading will begin (if applicable)	**NOT APPLICABLE**
29	Date rights trading will end (if applicable)	**NOT APPLICABLE**
30	How do +security holders sell their entitlements *in full* through a broker?	**NOT APPLICABLE**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**NOT APPLICABLE**
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**NOT APPLICABLE**
33	+Despatch date	**18 NOVEMBER 2004** **19 NOVEMBER 2004**

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

☒

(b) All other securities

☐ Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

AMOUNT OF FEES TO BE ADVISED AND INVOICED BY ASX

43 Payment method (tick one)

Cheque attached

☐

Electronic payment made

☐ Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

☐ Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has

+ See chapter 19 for defined terms.

been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: **1 DECEMBER 2004**
(Company Secretary)

Print name: **JANE MCALOON**

== == == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/12/2004

TIME: 15:20:14

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Commerce Comm finds controls unnecessary on NGC Pipelines

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz

2 December 2004

NEWS MEDIA RELEASE

Commerce Commission Finds Controls Unnecessary on NGC Pipelines

The Commerce Commission in its Final Report on the Gas Control Inquiry has concluded that controls should not be imposed on NGC's transmission and distribution pipelines.

NGC Chief Executive Phil James said he was pleased that, in the report released today, the Commission has taken into account a number of NGC's concerns regarding the modeling that led to its Draft Report finding in May that control should be imposed on NGC's transmission and distribution businesses.

"We are, of course, pleased with the Inquiry outcome. It confirms that NGC's prices reflect the service the Company delivers to customers and the investments that it has made, and continues to make.

"It also reinforces our long held view that past studies, including the Simon Terry & Associates Report, were seriously flawed."

Mr James said NGC is concerned however, that having concluded no controls on NGC's pipelines are required as an outcome of its inquiry under Section 56 of the Commerce Act 1986, the Commission has nonetheless suggested the Minister of Energy consider regulatory constraints comparable to the targeted control regime for electricity lines businesses.

"In our view, that would be inappropriate. The key difference is that electricity lines companies provide a universal service, which limits the impact of regulation on investment, while gas is an optional form of energy with pipeline services provided only where it is economical to do so.

"At a critical time of transition to a post-Maui gas supply environment, such an intervention may distract pipeline businesses from concentrating on important energy security issues and future industry requirements, including infrastructure investment."

Mr James added: "Implementing the required legislative changes, and establishing, administering and complying with such a regime would involve high and unnecessary costs that would ultimately be borne by consumers. It would also send an undesirable signal across the business community generally that regulatory intervention may occur irrespective of companies acting properly."

NGC continued to support a strengthened information disclosure regime, as also recommended by the Commission, and believed the industry now needs time for the new gas industry governance body to work.

Mr James also noted that, while the Commission found control may lead to some reduction in NGC's transmission and distribution prices, these would be outweighed by the costs of control. "Of further importance, these apparent benefits of control were calculated by reference to the midpoint in a WACC range of 6.9 to 9.3. They substantially disappear when the full WACC range is applied to the calculation."

He also observed that, taken from a net public benefit perspective, the Commission concluded that control in all cases carried a net cost, rather than benefit. "Although consideration of public benefit is outside the statutory matters the Commission needed to address, it was specifically requested by the Minister, and is therefore something he is likely to consider when arriving at his final decision."

Mr James said the inquiry had been a long and complex process, but also one of positive engagement. "We welcome the Minister's invitation to comment on the Commission's report by 15 February 2005, and we will be doing so."

Contact:

Keith FitzPatrick
Manager External Relations
NGC Holdings Limited

Phone: 04 – 462 8704
Mobile: 027 – 443 8349

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/12/2004

TIME: 13:01:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Wins esaa award for Sustainability Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

media release

December 2, 2004

AGL wins esaa award for Sustainability Report

The Australian Gas Light Company (AGL) has today been awarded the 2004 Energy Supply Association of Australia Limited (esaa) Environment Report Award for its first Sustainability Report, recognising AGL's efforts to quantify the environmental and social impacts of its energy supply chain activities.

esaa Chief Executive Brad Page announced that an independent three-member panel had selected AGL's Sustainability Report as the best report for 2004, based on a detailed assessment model developed by the federal Department of Environment and Heritage. In handing down its decision, the panel reported that AGL's report "demonstrated a high level of detail and rigour".

"AGL is honoured to receive this award, especially for our first Sustainability Report. It recognises our commitment to further engaging the community and government on important environmental and social issues," AGL Managing Director Greg Martin said.

"We are particularly encouraged by the panel's commendation of AGL's use of greenhouse footprints to report on our environmental impacts and its commendation of our reporting on employee and community issues."

Mr Martin added that AGL's first Sustainability Report reflected the company's view that a sustainable business was one that adds measurable value by its financial success and its positive contribution to society as a good corporate citizen.

"Having taken these first important steps in establishing a reporting framework, AGL is now focussed on implementing the many initiatives outlined in our Sustainability Report – we have much work ahead of us on that front," Mr Martin concluded.

AGL officially launched its Sustainability Report at its Annual General Meeting in October. The report outlines a range of initiatives aimed at supporting AGL's efforts to take a leading role in promoting sustainability in the energy industry.

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com

The use of greenhouse footprints to report on AGL's operations, its equity interests and the AGL customer gas and electricity supply chain, have provided a framework for AGL to establish robust and sustainable greenhouse mitigation measures.

Other initiatives set out in the Sustainability Report include:

- a commitment to expand AGL's involvement and investments in low emission and renewable generation as well as improving customer take-up of green products
- working with Loy Yang Power to identify practical and economic investments to reduce the greenhouse gas intensity from its operations
- partnering a community-based trial on energy efficiency in the home
- provision of energy efficiency services to AGL's industrial and commercial customers
- a commitment to further engage the community on customer hardship issues through AGL's Staying Connected Program
- implementation of additional processes to further improve and assess effectiveness of the Staying Connected Program
- further development of AGL's Energy for Life Program including doubling the proportion of participants in employee giving.

Copies of the Sustainability Report are available on AGL's website at www.agl.com.au.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/12/2004

TIME: 16:45:30

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Vector to Issue Takeover Offer to NGC Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz

7 December 2004

NEWS MEDIA RELEASE

Vector to Issue Takeover Offer to NGC Shareholders

NGC Holdings Limited (NGC) has received confirmation from Vector Limited that its Takeover Offer will be dated 7 December and will be posted to NGC's shareholders on Friday 10 December.

The Offer is for $2.91 per NGC share and differs from Vector's Takeover Notice to NGC on 19 November 2004 insofar as it does not include the preferential entitlement in any future public offer of Vector shares for NGC shareholders accepting Vector's Offer. The removal of the preferential entitlement follows a decision by the Takeovers Panel to decline an application for Vector's Offer to proceed on the basis that the preferential entitlement would not be accepted by NGC's current majority shareholder, The Australian Gas Light Company (AGL).

The Offer remains conditional on Commerce Commission approvals.

Under the Takeovers Code, NGC is required to provide a Target Company Statement, including an Independent Adviser's Report, to NGC shareholders on the merits of the Offer.

These documents are now being finalised to reflect the amended Takeover Offer, as well as to incorporate discussion of the Commerce Commission's final report and recommendations from its Gas Pipelines Control Inquiry. The Commission's report, released on 2 December, is considered by NGC's Independent Directors to be material information that should be incorporated in the Target Company Statement.

NGC's aim is to send the Target Company Statement to shareholders on 17 December. The Independent Directors advise shareholders to await the arrival of these documents before responding to Vector's Takeover Offer.

The NGC Board Committee of Independent Directors, which is overseeing all aspects of NGC's response to Vector's takeover proposal, comprises Mr Richard Bentley (Chairman), Mr Rick Bettle and Hon. Fran Wilde.

Contact:

Steve Bielby
General Counsel
NGC Holdings Limited
Phone: 04 – 462 8787
Mobile: 027 245 2469

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/12/2004

TIME: 12:48:21

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Further Update on NGC Sale

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

media release

December 10, 2004

Further update on NGC sale

The Australian Gas Light Company (AGL) has today been informed that the New Zealand Commerce Commission has granted clearance for Vector Limited (Vector) to proceed with its proposed takeover of NGC Holdings Limited (NGC).

As a result of this clearance, Vector has advised AGL that it would now proceed with the takeover of NGC and the acquisition of AGL's 66.05 per cent shareholding in NGC.

AGL anticipates financial close to occur by the end of next week, consistent with the schedule previously outlined to the market.

Net proceeds of approximately A$760 million are expected in line with previous announcements. The sale price of NZ$2.91 per share reflects the original sale price of NZ$3.00 per share less the dividend of NZ$0.09 per share paid by NGC subsequent to the original announcement of Sale and Purchase Agreement between AGL and Vector.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/12/2004

TIME: 10:56:03

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notification of receipt of NGC proceeds

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

media release

December 14, 2004

Notification of receipt of NGC proceeds

The Australian Gas Light Company (AGL) has today completed the divestment of its 66.05 per cent shareholding in NGC Holdings Limited (NGC) following the receipt of proceeds from Vector Limited (Vector).

Net proceeds of approximately A$760 million (after transaction costs) are expected.

The completion of this transaction is in accordance with the timetable previously outlined to the market.

Further Enquiries:

Contact:	Jane Counsel, Media Relations Manager
Direct:	(02) 9921 2352
Mobile:	0416 275 273

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/12/2004

TIME: 14:09:20

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

IPART Issues Draft Determination on AGL Gas Network

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media release

December 17, 2004

IPART issues draft determination on AGL gas network

The Australian Gas Light Company (AGL) notes today's release of the Independent Pricing and Regulatory Tribunal's (IPART) draft determination on the AGL Gas Networks access arrangement for 2005-2010.

AGL has identified a number of points of difference in IPART's draft determination which the company intends to pursue through further discussions with the regulator prior to its final determination in April 2005 which would take effect on 1 July 2005.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273